Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

November 15, 2011

VIA EDGAR

Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Old Westbury Funds, Inc. (the “Registrant”)
File Nos. 033-66528 and 811-07912

Dear Ms. O’Neal-Johnson:

          As counsel to the Registrant, we are writing to respond to the comments that you provided to us by telephone on October 26, 2011 in connection with the Registrant’s Post-Effective Amendment No. 43 under the Securities Act of 1933 (Amendment No. 44 under the Investment Company Act of 1940, as amended (the “1940 Act”)) filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2011 by the Registrant for its respective series (each, a “Fund” and collectively, the “Funds”). For your convenience, summaries of these comments are set forth below, and each is followed by our response.

PROSPECTUS

Comment 1:

          Please confirm supplementally that there are no “Shareholder Fees” (i.e., fees paid directly from an individual investor’s investment, such as sales charges, redemption fees, exchange fees or maximum account fees) associated with a shareholder’s investment in the Funds.

Response 1:
The Registrant hereby confirms that there are no such “Shareholder Fees.” Fund expense ratios are set forth in each Fund’s “Annual Fund Operating Expenses” table.

Comment 2:

          Please confirm supplementally that “interest expenses associated with securities sold short”, which are currently listed in a footnote to each Fund’s “Annual Fund Operating Expenses” table as excluded expenses from each Fund’s fee waiver commitment arrangement, are reflected in the “Other Expenses” line item of each Fund’s “Annual Fund Operating Expenses” table.

Response 2:

          The Registrant hereby confirms that, to the extent that a Fund pays such expenses during a covered period, “interest expenses associated with securities sold short” would be reflected in the “Other Expenses” line item.

Comment 3:
Please indicate whether each Fund’s fee waiver commitment arrangement will be in place for at least one year after the effective date of November 16, 2011.

Response 3:

          The Registrant hereby confirms that the fee waiver arrangements, in their current form, have been renewed and will be in place for more than one year from the effective date. The Registrant has updated the relevant disclosure to reflect this extension.

Comment 4:

          In the “Principal Investment Strategies” for each Fund that defines a capitalization range with reference to a percentage of a particular index, please include corresponding dollar figures as of a certain date.

Response 4:

          The Adopting Release for Rule 35d-1 states that “an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in its prospectus.” See SEC Release No. IC-24828 (Jan. 17, 2001) (the “35d-1 Adopting Release”). The Staff’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) further indicate that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” Available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. While the Registrant believes that the definitions included in the applicable “Principal Investment Strategies” are appropriate and consistent with legal and regulatory requirements, the Registrant, to respond to the Staff’s comment, has revised the applicable “Principal Investment Strategies” to include a specific dollar range as of September 30, 2011. In order to fully inform shareholders of the likelihood of changes to these ranges as a result of changes in the index following the filing, the Registrant has also included the following disclosure: “The capitalization ranges will change as the size of the companies in the index changes with market conditions and the composition of the index.”

Comment 5:

          The “Principal Investment Strategies” for Old Westbury Large Cap Core Fund, Old Westbury Large Cap Strategies Fund and Old Westbury Global Small & Mid Cap Fund, include definitions of capitalization with reference to the same index (the S&P Global Broad Market

Index). The Staff notes that there is a 10% overlap between the definitions of “large-capitalization” and “small- and mid-capitalization” companies.

Response 5:

          The Registrant appreciates the Staff’s comment but believes that this limited overlap is appropriate and consistent with Commission guidance, particularly in the context of two different funds. While the text of Rule 35d-1 does not explicitly subject the terms “small-, mid-, and large-capitalization” to the rule, the 35d-1 Adopting Release and the FAQ indicate that these terms suggest a particular type of investment and should be subject to the 80 percent investment requirement of the rule. Therefore, the Funds include relevant disclosure indicating that these Funds are subject to the requirements of Rule 35d-1. As indicated above, applicable guidance indicates that the definition of such terms must be “reasonable.” Importantly, the Registrant is not aware of any applicable legal or regulatory authority suggesting that limited overlap between the definitions of “small- and mid-capitalization” and “large-capitalization” would render such definitions to be “unreasonable”, especially when applied to two different funds. The Registrant believes that it is appropriate to analyze each definition on an individual fund basis, and, having performed this analysis, including with regard to industry standards and customs, the Registrant concluded that each Fund’s definition is reasonable.

Comment 6:

          In the “Principal Investment Strategies” for Old Westbury Large Cap Core Fund and Old Westbury Large Cap Strategies Fund, please indicate whether “government fixed income securities” are subject to a particular maturity range.

Response 6:
These instruments are not subject to a definitive maturity range; however, given the equity focus of these Funds, any fixed income securities investments would typically have short maturities.

Comment 7:

          Certain of the Funds’ “Principal Investment Strategies” indicate that the Funds invest in derivatives. Please confirm that the disclosure is consistent with the Staff guidance set forth in the Miller Letter to the ICI dated July 30, 2010.

Response 7:
The Registrant hereby confirms that the disclosure is, in its view, consistent with Staff guidance set forth in the Miller Letter to the ICI.

Comment 8:
For those sections of the Prospectus that include a cross-reference to another section of the Prospectus, please update the page numbers of the referenced section.

Response 8:
The Registrant has made these changes to the Prospectus.

Comment 9:

          In the “Principal Investment Strategies” for Old Westbury Global Small & Mid Cap Fund, please indicate that the Fund will invest, under normal market conditions, at least 40% of its assets outside of the U.S., since the Fund uses “global” in its name. Furthermore, in the “Principal Investment Strategies” for Old Westbury Global Small & Mid Cap Fund and Old Westbury Global Opportunities Fund, please indicate that each Fund will invest, if market conditions are not favorable, at least 30% of its assets outside the U.S., since each Fund uses “global” in its name.

Response 9:

          The Registrant believes that the existing disclosure language in the Prospectus for the Funds appropriately describes the investment strategy and approach for each Fund and is consistent with the Commission’s published views with respect to funds that use “global” in their name. See e.g., the 35d-1 Adopting Release at footnote 42. This disclosure language has been in the Funds’ Prospectus for several years and, accordingly, has presumably been relied on by investors during that period. While the Registrant appreciates the articulated reason behind the Staff’s comment, the Registrant respectfully declines to follow the Staff’s comment.

Comment 10:
In the “Principal Investment Strategies” for Old Westbury Global Opportunities Fund, please indicate that “below investment grade securities” are also referred to as “junk bonds.”

Response 10:
The Registrant has made the requested change.

Comment 11:

          In the “Principal Risks” for Old Westbury Real Return Fund, please include a principal risk associated with the Fund’s principal investment strategy of investing in “securities of domestic and foreign companies within the natural-resources and agricultural sectors and related industries.”

Response 11:

          While the Registrant believes that the list of potential risks included in the Fund’s Prospectus and statement of additional information (“SAI”) provides full and fair disclosure of the risks associated with investments in the Fund, to respond to the Staff’s comment, the Registrant has revised the risk disclosure associated with “commodities investments” to include particular risks of investing in companies within the natural-resources and agricultural sectors.

Comment 12:
Please respond supplementally whether the Funds disclose any commitments to provide advance notice of any changes to non-fundamental investment goals.

Response 12:

          No disclosure in the Prospectus or SAI requires that advance notice be provided to shareholders regarding a change to the Funds’ investment goals, which are all non-fundamental. However, the Registrant would point out that, in various instances in the past, including in connection with the above-referenced Post-Effective Amendment No. 43, it has, in effect, provided shareholders with advance notice, in the form of Prospectus supplements, of expected changes to the manner in which the Funds are managed.

Comment 13:
Please respond supplementally whether the Funds’ portfolio holdings are disclosed on the Funds’ website.

Response 13:

          The Funds comply with all applicable legal and regulatory requirements regarding the disclosure of their portfolio holdings. The Funds do not maintain a website. However, as indicated in the SAI, “the Corporation [Registrant] may disclose additional information, such as the top ten holdings within each Fund, on a monthly basis with a lag time of not less than seven days, on the website www.Bessemer.com.”

Comment 14:
Please include a description of the S&P Global Broad Market Index in the “Index Descriptions” section of the Prospectus.

Response 14:
The Registrant has made the requested change.

SAI

Comment 15:
For each of the Directors that serve on the Registrant’s Board of Directors, please include any directorships held during the preceding five years.

Response 15:
The Registrant has included each Director’s directorships for the previous five years.

RESPONSES TO COMMENTS ON SUBSIDIARY FOR
OLD WESTBURY REAL RETURN FUND

Overview/Background:

          As disclosed in the Prospectus, Old Westbury Real Return Fund (for purposes of this section, the “Fund”) will seek to gain exposure to commodities, commodities-related instruments, derivatives and other investments by directly investing in those instruments or through investments in OWF Real Return Fund Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by the same investment adviser (Bessemer Investment Management, LLC (“BIM”)) as the Fund and has the same investment goal as the Fund. The Subsidiary pursues its investment goal by investing in commodities, commodities-related instruments, derivatives and other investments. The Subsidiary (unlike the Fund) may invest without limitation in these investments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. In this regard, the aggregate investments of the Subsidiary, together with the Fund, are subject to various 1940 Act limitations. To the extent of the Fund’s investment in the Subsidiary, the Fund will be subject to the risks associated with the commodities, derivatives and other investments in which the Subsidiary invests, which are discussed in the Prospectus.

Comments/Responses:

          The Staff asked for certain information relating to the Fund and the Subsidiary. The Staff’s comments and the Registrant’s responses follow:

a.	Comment: Please disclose whether the Subsidiary or another party pays for the investment advisory services that the Subsidiary receives from BIM.

Response: The Subsidiary separately pays for the investment advisory services that it receives from BIM. BIM, as well as the Subsidiary’s other service providers, excludes from the advisory fee calculation for the Fund the amount of the Fund’s assets invested in the Subsidiary, to avoid any “layering” of fees. The Registrant believes that the Prospectus contains adequate disclosure regarding this arrangement. In this regard, the “Who manages the Funds?” section of the Prospectus includes the following:

As discussed in its Fund Summary under the caption ‘Principal Investment Strategies’, the Real Return Fund may, in part, pursue its investment goal by investing in the Subsidiary. The Subsidiary has entered into a separate contract with the Adviser whereby the Adviser provides investment advisory services to the Subsidiary. In consideration of these services, the Subsidiary pays the Adviser an annual advisory fee at the rate of 0.85% of the Subsidiary’s average daily net assets. The Adviser has contractually agreed to exclude from the advisory fee calculation for the Real Return Fund the amount of the Fund’s assets invested in the Subsidiary. The Subsidiary also pays directly all of its other expenses.

b.	Comment: Please confirm that the expenses of the Subsidiary are reflected in the Fund’s “Annual Fund Operating Expenses” table.

Response: The Registrant hereby confirms that the expenses of the Subsidiary are included in the Fund’s “Other Expenses” line item of the “Annual Fund Operating Expenses” table.

c.	Comment: Please confirm that the Subsidiary is managed pursuant to compliance policies and procedures that are the same as the Fund.

Response: As the Registrant has previously indicated to the Staff, the Fund and the Subsidiary comply with all applicable requirements of the 1940 Act and the rules thereunder. More specifically, although technically not subject to the 1940 Act, the Subsidiary generally operates as though it were an investment company subject to the 1940 Act for compliance purposes and, as relevant, is subject to compliance policies that are essentially the same as those of the Fund. For certain compliance matters, including with respect to diversification requirements, the Fund is deemed to own the holdings of the Subsidiary so that monitoring is performed on an aggregate basis. Moreover, the Registrant’s Board of Directors, in connection with its oversight of the Fund’s activities, receives on-going reports regarding the Subsidiary, including its compliance with applicable policies and procedures.

d.	Comment: Please confirm/disclose that the Subsidiary’s financial statements are consolidated with the Fund’s in the Fund’s annual and semi-annual shareholder reports.

Response: The Registrant hereby confirms that the Subsidiary’s financial statements are consolidated with the Fund’s in the Fund’s annual and semi-annual shareholder reports. The Registrant has added disclosure to the SAI indicating that the financial statements are filed on a consolidated basis.

e.	Comment: Please indicate whether the Subsidiary’s financial statements are separately audited and filed.

Response: Given that the Fund’s and the Subsidiary’s financial statements are audited and filed on a consolidated basis, the Subsidiary’s financial statements are not separately audited and filed.

f.	Comment: Please confirm that the approval of the Subsidiary’s investment advisory agreement with BIM was consistent with the requirements of Section 15(a) of the 1940 Act.

Response. The Registrant hereby confirms that the process in connection with the approval and renewal of the Subsidiary’s investment advisory agreement with BIM was conducted consistent with the requirements of Section 15 of the 1940 Act.

g.	Comment: Does the composition of the Board of Directors of the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response: The Registrant does not believe that it is necessary or appropriate for the composition of the Board of Directors of the Subsidiary to comply with Sections 10 and 16 of the 1940 Act in this context. The Board of Directors of the Registrant does, of course, meet the requirements of these sections and receives on-going reports regarding the Subsidiary in connection with its oversight of the Fund’s activities.

h.	Comment: Please indicate whether the Board of Directors of the Subsidiary signs the registration statement of the Registrant.

Response: The Board of the Directors of the Subsidiary does not sign the Registrant’s registration statement.

i.	Comment: Please indicate whether the Subsidiary and its directors agree to service of process in the U.S. by the Commission.

Response: Although not required, the Registrant will file as an exhibit to the Fund’s post-effective amendment a consent to service of process and to the examination of the Subsidiary’s books and records.

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          We hope that these responses adequately address your concerns. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the

Staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

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Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Steven L. Williamson
Nicola Knight
Paul J. Delligatti